Exhibit 99.8

KPMG LLP

150 Elgin Street, Suite 1800

Ottawa, ON K2P 2P8

Canada

Tel 613-212-5764

Fax 613-212-2896

Consent of Independent Registered Public Accounting Firm

The Board of Directors Intermap Technologies Corporation

We consent to the use of:

●	our report dated March 31, 2026 on the consolidated financial statements of Intermap Technologies Corporation (the “Entity”) which comprise the consolidated balance sheet as at December 31, 2024, the related consolidated statements of income (loss) and comprehensive income (loss), shareholders’ equity (deficiency) and cash flows for the year ended December 31, 2024, and the related notes (collectively the “consolidated financial statements”)

which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2025.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Ottawa, Canada

March 31, 2026